SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




           For the month of October, 2002


                              ATI TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



              (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F             Form 40-F   X
                       --------              --------

              (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes                       No   X
                 -------------            --------





                               Page 1 of 23 Pages
                           Index is located on Page 2

                                      INDEX

Document                                                     Page Number
--------                                                     -----------

Press Release dated October 2, 2002                               3

Signature Page                                                   23

[ATI LOGO   ATI TECHNOLOGIES INC.   1 Commerce Valley Drive East    Telephone: (905) 882-2600
OMITTED]                            Markham, Ontario Canada         Facsimile: (905) 882-2620
                                    L3T 7X6                         www.ati.com

           ATI Reports Fourth Quarter and Year-End Financial Results

             Breakthroughs in Target Markets Set the Stage for 2003

Markham, Ontario-- October 2, 2002-- ATI Technologies Inc. (TSX: ATY, NASDAQ:
ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today announced financial results for the fourth quarter and year ended August 31, 2002.

Revenue for the fourth quarter was $239.5 million, down 10 per cent from $266.2 million in the third quarter of fiscal 2002, but was up five per cent from the fourth quarter a year ago. Gross margin was 30.1 per cent, down from 35.0 per cent in the third quarter. Operating expenses, excluding amortization of intangible assets, increased slightly to $70.1 million from $69.2 million in the previous quarter.

Adjusted net income(1) for the fourth quarter was $2.4 million or $0.01 per share. Net loss on a GAAP basis for the fourth quarter was $32.2 million or $0.14 per share.

"Fiscal 2002 was a year in which ATI made great strides and breakthrough achievements in our target markets," said David Orton, President and Chief Operating Officer, ATI Technologies Inc. "In the past few months we have claimed the technology leadership crown with the introduction of our RADEON(TM) 9700 family of products. Major OEM design wins, independent evaluations and customer response confirm that ATI has broken through to become the clear choice for speed, performance and value in visual processing products."

(1)Adjusted net income excludes the after-tax effect of gain (loss) on long-term investments (net), amortization of intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to intangible assets acquired. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" in the Management's Discussion and Analysis of Interim Financial Results in this news release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP. All dollar amounts are stated in U.S. dollars unless otherwise noted. All per share amounts are stated on a fully diluted basis unless otherwise noted.

ATI Reports Fourth Quarter and Year-End Financial Results

ATI's adjusted net income for the year increased to $49.7 million or $0.20 per share from a loss of $16.3 million or $0.07 in 2001. Revenue for fiscal 2002 declined two per cent to $1.02 billion, and gross margins increased 9.6 percentage points to 32.8 per cent, compared to fiscal 2001.

"The transition of our business from a board to a chip model, while it had a constraining effect on our revenues for this fiscal year, has had a direct impact on improving margins and our profitability compared to last year," said Terry Nickerson, Senior Vice President and Chief Financial Officer, ATI Technologies Inc.

"We are delivering new and innovative products across a broad range of the graphics business with the features, performance and price points that address every segment of our market," said K.Y. Ho, Chairman and Chief Executive Officer, ATI Technologies Inc. "Technology leadership and new market successes are enabling ATI to grow the core market, capture marketshare and enter exciting new digital consumer markets."

Outlook

ATI expects the success of the RADEON (TM) 9700 family of products, as well as contributions from the new integrated graphics processor chip sales, to result in stronger performance in the first quarter of fiscal 2003, relative to the fourth quarter of 2002. The Company is expecting a double-digit percentage increase in revenues for the first quarter, as well as a slight improvement in gross margin. Operating expenses are expected to increase over the fourth quarter of 2002 due to the acquisition of NxtWave, increased product development costs, and the ramp of the new consumer businesses. Based on these factors, ATI is targeting to achieve adjusted net income per share of between $0.03 and $0.05 in the first quarter of fiscal 2003.

ATI Reports Fourth Quarter and Year-End Financial Results

Operational Highlights

During the fourth quarter, ATI introduced and started shipping the RADEON (TM) 9700, RADEON (TM) 9000 and MOBILITY (TM) RADEON (TM) 9000 to become the first graphics company in history to have the top performing products in the desktop market - mainstream and enthusiast - as well as the notebook market, simultaneously. These products captured new design wins with major OEMs, including Apple, Hewlett-Packard, Dell and others. The Company also announced a series of design wins for its new products aimed at the growing integrated, digital TV, and wireless hand-held markets.

Other operational highlights during the quarter:

    o ATI announced in August that its RADEON (TM) 9700-based technology would be rolled out to the workstation market with the introduction of the FIRE GL (TM) X1.

    o ATI's share of the market for notebook discrete chips increased by 4 points to 66 per cent in the second calendar quarter of 2002 according to Mercury Research.

    o On the desktop, ATI's share of the discrete market in the second calendar quarter increased by one percentage point to 28 per cent according to Mercury Research.

    o ATI began shipping integrated chipset products in volume in the fourth quarter and the Company believes this product represents a significant opportunity for market share over the fiscal year.

    o Over 30 models of Pentium 4-based notebooks shipping in the fourth quarter featured ATI RADEON (TM) chips.

ATI achieved breakthroughs beyond the PC market with key design wins for the Company's digital TV and set-top box silicon solutions and wireless hand-held silicon products.

    o Key design wins with Scientific-Atlanta and Pace Micro, two of the world's largest manufacturers of set-top boxes, represent an important foothold in the set-top device market.

    o ATI's IMAGEON(TM)100 was selected for Toshiba's e740 PocketPC, one of the most powerful PDAs available.

The launch of Super Mario Sunshine, the latest version of one of the world's most popular games, sparked a new wave of enthusiasm for Nintendo's GAMECUBE(TM) late in the quarter. According to Nintendo, more than 350,000 games were sold in the first 10 days of availability.

ATI Reports Fourth Quarter and Year-End Financial Results

Management's Discussion and Analysis of Interim Financial Results

ATI's revenue for the fourth quarter declined 10 per cent to $239.5 million, compared to the third quarter, and was five per cent higher than the fourth quarter of fiscal 2001. Continuing weakness in the worldwide PC market in general and weakness in the notebook business in particular were factors in the decline in revenue compared to the third quarter of the fiscal year. An increase in both desktop and notebook market share accounted for the increase in revenues for the fourth quarter compared to the prior period a year ago, but was somewhat offset by a mix shift from boards to chips.

Gross margin for the fourth quarter was 30.1 per cent of sales, compared to 35.0 per cent in the third quarter, and 29.6 per cent in the same quarter a year earlier. The sequential quarterly decline occurred primarily because of a weaker market for notebooks. The increase in gross margin in the fourth quarter of 2002 compared with the same period a year earlier is generally attributable to a richer chip mix. The Company recognizes that its gross margin is too low and is working to bring it into the target range of 32 to 35 per cent.

Operating expenses, excluding amortization of intangibles, were $70.1 million, or 1.3 per cent higher than the third quarter, and 4.5 per cent higher than the same quarter a year earlier. The sequential quarterly increase in this expense was largely due to increased R&D spending resulting from the acquisition of NxtWave Communications in the fourth quarter, offset by lower administrative and selling and marketing costs. Compared to the same period a year earlier, the increase is largely attributable to higher R&D expense associated with increased costs for new semiconductor technologies as well as the acquisition of NxtWave Communications.

Total operating expenses increased $12.7 million in the fourth quarter to $103.6 million compared to the third quarter and were 17.4 per cent higher than the fourth quarter of fiscal 2001. The increase in the fourth quarter, compared to both the prior quarter and the fourth quarter a year ago, was largely due to the writedown of core technology and goodwill associated with the prior acquisition of the intangible assets of ArtX and Chromatic Research, as well as the increase in R&D and amortization expense associated with the acquisition of NxtWave Communications.

ATI Reports Fourth Quarter and Year-End Financial Results

During the fourth quarter, the Company recorded a net writedown of the value of its long-term investments by an aggregate of $3.1 million to reflect the other than temporary decline in their value.

Adjusted net income(1) for the fourth quarter was $2.4 million or $0.01 per share, compared to adjusted net income of $19.2 million or $0.08 per share for the previous quarter. This decrease in adjusted net income compared to the third quarter was primarily a result of lower revenue and gross margin due to weakness in the notebook market. Adjusted net income in the fourth quarter of 2002 was essentially flat compared to the same period a year ago.

ATI's net loss, on a GAAP basis, in the fourth quarter of fiscal 2002 was $32.2 million or $0.14 per share, compared with a net loss of $2.0 million or $0.01 per share for the third quarter and a net loss of $11.6 million or $0.05 per share for the fourth quarter a year ago. The decline in sequential quarterly net income was largely a result of lower revenues and margins, the writedown of intangible assets related to the acquisitions of ArtX and Chromatic Research, and to a lesser extent the net writedown of the Company's long-term investments.

Inventory levels stood at $175.4 million at the end of the fourth quarter compared with $127.7 million at the end of the third quarter. The increase in inventory occurred, to a large extent, as a result of the Company rapidly ramping up production to support the introduction of new products.

(1)Adjusted net income excludes the after-tax effect of gain (loss) on long-term investments (net), amortization of intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to intangible assets acquired. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance.

ATI Reports Fourth Quarter and Year-End Financial Results

ATI's financial position remained strong in the fourth quarter. As of August 31, 2002, ATI had working capital of $361.7 million, compared to $370.1 million at the end of the third quarter. The Company's cash position was $236.9 million as of August 31, 2002, compared to $265.7 million at the end of the prior period. The decline was largely due to a cash payment associated with the acquisition of NxtWave Communications as well as increased inventory to support the introduction of new products.

Intangible assets, largely consisting of goodwill associated with the acquisition of ArtX, declined to $209.7 million as of August 31, 2002, from $223.9 million in the third quarter. The decline in intangible assets was largely due to the continued amortization in intangible assets related to the acquisition of ArtX, as well as the writedown of $10.6 million in core technology and goodwill associated with its acquisition, offset by the intangible assets associated with the acquisition of NxtWave Communications which was recorded during the fourth quarter.

Accounts receivable increased by $2.6 million during the quarter to $164.3 million. Accounts payable increased by $47.4 million in the fourth quarter to $172.1 million. The increase in accounts payable was primarily associated with the inventory buildup of new products.

ATI Reports Fourth Quarter and Year-End Financial Results

Adjusted Net Income - Reconciliation

The table below presents adjusted net income (loss) and adjusted net income
(loss) per share, which excludes the after-tax effect of gain (loss) on long-term investments, amortization of intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions.

                                            Three months ended                  Twelve months ended

                                                 August 31                           August 31

(Thousands of US dollars,
except per share amounts)                 2002               2001                2002          2001
-------------------------------------------------------------------------------------------------------
                                               (unaudited)
Net loss - GAAP basis                  $ (32,156)        $ (11,633)           $ (47,465)   $ (54,205)

Loss (gain) on long-term investments       3,355            (6,364)               3,355      (61,216)

Amortization of intangible assets         33,468            21,129               97,501      114,507

Net tax on sale of investment               (152)             --                   (152)         991

Deferred tax recovery of future tax
   liability on intangible assets*        (2,090)           (897)                (3,547)     (16,329)
-------------------------------------------------------------------------------------------------------
Adjusted net income (loss)             $   2,425         $ 2,235              $  49,692    $ (16,252)
-------------------------------------------------------------------------------------------------------
Adjusted net income (loss) per share

   Basic                               $    0.01         $    0.01            $    0.21    $   (0.07)

   Diluted                             $    0.01         $    0.01            $    0.20    $   (0.07)
-------------------------------------------------------------------------------------------------------
Weighted average number of shares
   (000s):

   Basic                                 236,848           231,938              234,895      230,880

   Diluted                               244,874           245,118              246,872      230,880
-------------------------------------------------------------------------------------------------------


*The future tax recovery for the twelve months ended August 31, 2001, is primarily due to the amortization of purchased-in-process R&D relating to the acquisition ArtX.

ATI Reports Fourth Quarter and Year-End Financial Results

Forward-looking Statements and Uncertainties
Certain statements in this press release constitute "forward-looking statements." When used in this press release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this press release and in the Company's 2001 Annual Report and Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Conference Call Information
ATI Technologies Inc. will host a conference call to discuss its financial results for the fourth quarter, ending August 31, 2002 at 10:00 AM (EDT) (7:00 AM Pacific, 9:00 AM Central, 8:00 AM Mountain) today.

To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required.

A live web cast of the conference call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, under 2002 Conference Calls - Q4 2002 or at http://www.customwebcasting.com/e/webcasts/ati/021002/

Replays of the conference call will be available through October 9, 2002 Please call 416-695-5800, passcode 1191694.

A web cast replay will be available at the web sites noted above.

About ATI Technologies
ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2002 revenues in excess of US $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

ATI Reports Fourth Quarter and Year-End Financial Results

Copyright 2002 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, please visit our web site at http://www.ati.com or contact:

Anne Ferguson, Acting Public Relations Manager, ATI Technologies Inc., at
(416) 422-7154 or aferguson@bmporternovelli.com

Allison Mudge, Public Relations Manager, BenchMark Porter Novelli, at (416) 422-7153 or amudge@bmporternovelli.com

For investor relations' support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 2631 or jcraig@ati.com

                                     - 30 -

                       --Financial Statements Attached--

ATI TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of US dollars, except per share amounts)

                                            Three months ended                                 Twelve months ended
                                      August 31               August 31                 August 31                  August 31
                                        2002                     2001                      2002                       2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                (unaudited)
Revenues                      $ 239,480       100.0%    $ 229,132        100.0%  $ 1,021,722       100.0%  $ 1,037,809      100.0%
Cost of goods sold              167,289        69.9%      161,238         70.4%      686,210        67.2%      797,096       76.8%
-----------------------------------------------------------------------------------------------------------------------------------
Gross Margin                     72,191        30.1%       67,894         29.6%      335,512        32.8%      240,713       23.2%
Expenses
  Selling and marketing          18,625         7.8%       17,522          7.6%       78,069         7.6%       75,541        7.3%
  Research and
    development                  42,850        17.9%       39,629         17.3%      164,609        16.1%      149,465       14.4%
  Administrative                  8,672         3.6%        9,999          4.4%       35,662         3.5%       37,261        3.6%
  Amortization of
    intangible assets            33,468        13.9%       21,129          9.2%       97,501         9.5%      114,507       11.0%
-----------------------------------------------------------------------------------------------------------------------------------
                                103,615        43.2%       88,279         38.5%      375,841        36.7%      376,774       36.3%
-----------------------------------------------------------------------------------------------------------------------------------
Loss from operations            (31,424)      (13.1%)     (20,385)        (8.9%)     (40,329)       (3.9%)    (136,061)     (13.1%)

Interest and other income         1,321         0.6%        1,994          0.8%        4,087         0.4%        2,915        0.3%
(Loss) gain on long-term
  investments, net               (3,355)       (1.4%)       6,364          2.8%       (3,355)        0.3%       61,216        5.9%
Interest expense:
  Short-term                       (146)       (0.1%)         (12)           --         (226)          --       (1,180)      (0.1%)
  Long-term                        (262)       (0.1%)          --            --         (433)       (0.1%)          --          --
-----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes        (33,866)      (14.1%)     (12,039)        (5.3%)     (40,256)       (3.9%)     (73,110)      (7.0%)
Income taxes                     (1,710)       (0.7%)        (406)        (0.2%)       7,209         0.7%      (18,905)      (1.8%)
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                      $ (32,156)      (13.4%)   $ (11,633)        (5.1%) $   (47,465)       (4.6%) $   (54,205)      (5.2%)
-----------------------------------------------------------------------------------------------------------------------------------
Net loss per share
  Basic and diluted           $   (0.14)                $   (0.05)               $     (0.20)              $     (0.23)
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average
  number of shares
  (000's)
  Basic and diluted             236,848                    231,938                    234,895                   230,880

Outstanding number of
  shares at the end of
  the quarter (000's)           236,871                    232,119                    236,871                   232,119
-----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to interim consolidated financial statements

ATI TECHNOLOGIES INC.
INTERIM CONSOLIDATED BALANCE SHEETS

(Thousands of US dollars)

                                                August 31             August 31
                                                  2002                   2001
--------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                     $ 187,126             $ 171,455
  Short-term investments                           49,801                45,000
  Accounts receivable                             164,259               134,852
  Inventories                                     175,348                98,970
  Prepayments and sundry receivables               21,131                20,704
  Future income tax assets                          3,630                 4,658
--------------------------------------------------------------------------------
Total current assets                              601,295               475,639

Capital assets                                     95,838                71,487
Intangible assets                                 209,673               285,869
Long-term investments                               7,405                11,008
Future income tax assets                              844                 4,887
--------------------------------------------------------------------------------
  Total Assets                                  $ 915,055             $ 848,890
--------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities
  Bank indebtedness                             $  12,015             $   8,749
  Accounts payable                                172,093                79,719
  Accrued liabilities                              51,087                48,965
  Deferred revenue                                    250                   354
  Income taxes payable                                170                 9,573
  Current obligation under capital lease              568                     -
  Future income tax liabilities                     3,459                 4,719
--------------------------------------------------------------------------------
Total current liabilities                         239,642               152,079

Obligation under capital lease                     15,798                     -
Future income tax liabilities                      12,588                15,176

Shareholders' Equity
  Share capital                                   561,477               551,217
  Contributed surplus                               4,630                 2,033
  Retained earnings                                72,646               120,111
  Currency translation adjustment                   8,274                 8,274
--------------------------------------------------------------------------------
Total shareholders' equity                        647,027               681,635
--------------------------------------------------------------------------------
  Total Liabilities and Shareholders' Equity    $ 915,055             $ 848,890
--------------------------------------------------------------------------------
See accompanying notes to interim consolidated financial statements

ATI TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of US dollars)

                                                      Three months ended        Twelve months ended
                                                          August 31                 August 31
----------------------------------------------------------------------------------------------------------
                                                      2002          2001         2002        2001
----------------------------------------------------------------------------------------------------------
                                                         (unaudited)
Cash provided by (used in):
Operating activities:
Net loss                                           $ (32,156)   $ (11,633)   $ (47,465)   $ (54,205)
Add items not affecting working capital:
   Amortization of intangible assets                  33,468       21,129       97,501      114,507
   Future income taxes                                 5,083       (1,744)       1,223      (18,430)
   Depreciation                                        6,569        5,276       22,921       20,955
   Loss (gain) on long-term investments                3,355       (6,364)       3,355      (61,216)
   Foreign exchange (gain) loss                         (164)         (53)         620          431
Net changes in non-cash working capital
   balances relating to operations:
   Accounts receivable                                (2,572)      12,598      (29,362)      45,543
   Inventories                                       (47,621)      41,070      (76,378)     143,728
   Prepayments and sundry receivables                  2,110        5,527           (3)      12,487
   Accounts payable                                   46,990        9,822       91,916     (104,189)
   Accrued liabilities                                (9,746)        (614)       2,121          500
   Deferred revenue                                      (88)        (555)        (104)      (3,304)
   Income taxes payable                               (7,911)      (4,153)      (9,403)       5,136
----------------------------------------------------------------------------------------------------------
                                                      (2,683)      70,306       56,942      101,943
----------------------------------------------------------------------------------------------------------
Financing activities:
Increase (decrease) in bank indebtedness                (243)       3,457        3,266        8,749
Principal payment under capital lease obligation        (131)        --           (312)        --
Issuance of common shares                                241        1,265       12,495        4,687
Repayment of share purchase loans                       --           --            362         --
----------------------------------------------------------------------------------------------------------
                                                        (133)       4,722       15,811       13,436
----------------------------------------------------------------------------------------------------------
Investing activities:

Purchase of short-term investments                      --        (45,000)     (54,233)     (45,000)

Maturity of short-term investments                      --           --         49,584        4,403

Additions to capital assets                           (5,841)      (9,074)     (30,111)     (31,091)

Investment in other assets                              --           --           --         (2,500)

Proceeds from sale of long-term investments             --           --           --         65,061

Acquisitions, net of cash acquired                   (20,050)      (6,501)     (22,118)      (9,201)
----------------------------------------------------------------------------------------------------------
                                                     (25,891)     (60,575)     (56,878)     (18,328)
----------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash held
  in foreign currency                                   (175)          53         (204)        (431)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                          (28,882)      14,506       15,671       96,620

Cash and cash equivalents - beginning of period      216,008      156,949      171,455       74,835
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period            187,126      171,455      187,126      171,455

Short-term investments                                49,801       45,000       49,801       45,000
----------------------------------------------------------------------------------------------------------
Cash position - end of period                      $ 236,927    $ 216,455    $ 236,927    $ 216,455
----------------------------------------------------------------------------------------------------------

Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to interim consolidated financial statements.

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of graphics and multimedia products for personal computers and consumer electronics devices. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and Asia-Pacific.

1. SIGNIFICANT ACCOUNTING POLICIES:

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. These interim financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended August 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the following:

(a) As a result of the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per share", the Company is required to retroactively use the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation that is consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

     The following table presents a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations:





                                                Three months ended           Twelve months ended

                                                    August 31                     August 31
(Thousands of US dollars, except per share
amounts)                                        2002           2001           2002            2001
-------------------------------------------------------------------------------------------------------
                                                    (unaudited)
Net loss                                     $ (32,156)     $ (11,633)     $ (47,465)     $ (54,205)

Weighted average number of common shares outstanding:

   Basic                                       236,848        231,938        234,895        230,880

   Effect of stock options                          --             --             --             --
-------------------------------------------------------------------------------------------------------
   Diluted                                     236,848        231,938        234,895        230,880

Net loss per share:

   Basic                                     $   (0.14)     $   (0.05)     $   (0.20)     $   (0.23)

   Diluted                                   $   (0.14)     $   (0.05)     $   (0.20)     $   (0.23)

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     As at August 31, 2002, options to purchase 32,813,005 (2001-29,109,372)
     shares of common stock were outstanding but were not included in the calculation of diluted earnings per share because the Company had a net loss for the year and to do so would have been anti-dilutive.

(b) As a result of the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 "Business Combinations", goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

2. PENDING ACCOUNTING STANDARDS

(a) CICA Handbook Section 3870, Stock-based compensation and other stock-based payments In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning September 1, 2002 for awards granted on or after that date.

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets

     In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.

     Upon full adoption of the standards beginning September 1, 2002, the Company will discontinue the amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards.

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the units' carrying amounts. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than August 31, 2003. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of September 1, 2002.

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

2.   PENDING ACCOUNTING STANDARDS (CONTINUED):

     As of August 31, 2002, the Company had unamortized goodwill of $187.8 million and unamortized intangible assets of $21.9 million, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $83.5 million for 2002. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements, beyond discontinuing goodwill amortization.

(c) CICA Handbook Section 1650, Foreign currency translation and hedging relationships:

     CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002 with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline No. 13 (AcG-13), which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company has not yet determined the impact the adoption of AcG-13 will have on its financial statements.

3.   CAPITAL LEASE:

In February 1999, the Company entered into a 50% ownership joint venture agreement for the purpose of constructing a new building facility in Markham, Ontario. The facility was completed during the third quarter of 2002. The completed cost of this facility amounts to $33.3 million. During the third quarter, the Company entered into a lease agreement with the joint venture, which is recorded as a capital lease. The building under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is provided using the straight-line method over a period of 15 years.

In October 1999, the joint venture arranged interim construction financing. On September 5, 2002, the Company obtained a mortgage commitment from a lender to replace the interim financing. As at August 31, 2002, the Company's proportional share of the interim construction financing amounts to $12.0 million. The underlying liability is denominated in Canadian dollars.

The Company's obligation under the capital lease owed to the third party venturer is as follows:

(Thousands of US dollars)
--------------------------------------------------------------------------------
Year ending August 31:

2003                                                            1,585

2004                                                            1,585

2005                                                            1,585

2006                                                            1,585

2007                                                            1,650

Later years, through 2017                                      17,574
--------------------------------------------------------------------------------
Total minimum lease payments                                   25,564

Less : amount representing interest at 6.31%                    9,198
--------------------------------------------------------------------------------
Present value of net minimum capital lease payments            16,366

Current portion of obligation under capital lease                 568
--------------------------------------------------------------------------------

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

3.  CAPITAL LEASE (CONTINUED):

Interest of $0.26 million and $0.43 million relating to capital lease obligations have been included in interest expense for the current quarter and fiscal 2002 respectively.

4. ACQUISITIONS

On June 28, 2002, ATI acquired NxtWave Communications Inc. for (US) $20.2 million cash. NxtWave Communications is in the business of delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The acquisition was accounted for using the purchase method whereby the results of NxtWave Communications have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the assets acquired were as follows:

(Thousands of US dollars)
--------------------------------------------------------------------------------
Net assets:

   Current assets, including cash of $165                    $    538

   Capital assets                                                 899

   Non current assets                                              59

   Purchased in-process R & D                                   5,300

   Core Technology                                              9,200

   Goodwill                                                     4,678

   Liabilities assumed                                           (459)
                                                             --------
Cash consideration                                           $ 20,215
                                                             --------


Purchased in process R & D and core technology are being amortized as following:

   Purchased in process R & D                                 1 year

   Core technology                                            2 to 5 years

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

5.  INTANGIBLE ASSETS

The net book values of the intangible assets acquired related to NxtWave Communications, FGL Graphics, ArtX and Chromatic Research Inc. at August 31, 2002 are as follows:

--------------------------------------------------------------------------------
  Intangible asset type                       Cost       Accumulated    Net book
 (Thousands of US dollars)                               amortization     value
--------------------------------------------------------------------------------
 Purchased in-process R&D                   $105,550      $101,133      $  4,417

 Workforce                                    11,400         9,120         2,280

 Core technology                              32,544        17,383        15,161

 Goodwill                                    380,957       193,142       187,815
--------------------------------------------------------------------------------
 Total                                      $530,451      $320,778      $209,673
--------------------------------------------------------------------------------

Amortization expense related to intangible assets amounted to $33.5 million and $97.5 million for the current quarter and fiscal 2002 respectively.

During the current quarter, the Company conducted a comprehensive review of the carrying values of the intangible assets arising from the ArtX acquisition and concluded that there was a permanent impairment in these values. As a result, the Company wrote down the carrying values of the intangible assets by an aggregate amount of $10.6 million to reflect the permanent impairment in these values.

6.  LONG-TERM INVESTMENTS

Pursuant to the original agreement with Broadcom Corporation, the Company received an additional 107,387 shares, valued at $2.1 million out of escrow in the current quarter. The Company then wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value. The Company also realized a loss of $0.3 million on the sale of another investment and also wrote down its value by $0.5 million to reflect the other than temporary decline in its value. This investment has been reclassified as a short-term investment as the Company no longer intends to hold the investment for long-term purposes.

7.  SUPPLEMENTAL CASH FLOW INFORMATION




                                                    Three months        Twelve months
                                                        ended               ended
                                                      August 31           August 31
(Thousands of US dollars)                           2002     2001      2002       2001
------------------------------------------------------------------------------------------
                                                     (unaudited)
   Cash paid for:

     Interest                                     $   484   $     5   $   573   $ 1,180

     Income taxes                                      98       328       893     1,500

   Interest received                                  724     1,256     4,889     3,507

   Non-cash investing and financing activities:

     Acquisition of building through capital lease     --        --    16,262        --

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

8.  SEGMENTED INFORMATION

The Company operates in one operating segment, that being the design, manufacture and sale of graphics and multimedia products for personal computers and consumer electronics devices.

The following tables provide revenues by geographic area and by product, as well as capital and intangible assets by geographic area:


                                                Three months ended       Twelve months ended
                                                     August 31                 August 31
(Thousands of US dollars)                       2002          2001         2002         2001
--------------------------------------------------------------------------------------------------
                                                   (unaudited)
Revenues:

   Canada                                    $    2,699   $    3,566   $   15,441   $   23,104

   United States                                 64,146       75,570      293,808      325,464

   Europe                                        24,282       36,253      149,412      247,795

   Asia-Pacific                                 148,353      113,743      563,061      441,446
--------------------------------------------------------------------------------------------------
Consolidated revenues                        $  239,480   $  229,132   $1,021,722   $1,037,809
--------------------------------------------------------------------------------------------------
Product revenues:

   Components                                $  142,109   $  122,375   $  543,769   $  481,083

   Boards                                        88,928      105,105      449,938      548,053

   Other                                          8,443        1,652       28,015        8,673
--------------------------------------------------------------------------------------------------
Consolidated revenues                        $  239,480   $  229,132   $1,021,722   $1,037,809
--------------------------------------------------------------------------------------------------
Capital and intangible assets:

  Canada                                                               $   78,842   $   54,162

  United States                                                           220,811      297,417

  Europe                                                                    4,644        5,071

  Asia-Pacific                                                              1,214          706
--------------------------------------------------------------------------------------------------
Consolidated capital and intangible assets                             $  305,511   $  357,356
--------------------------------------------------------------------------------------------------

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

9. U.S. GAAP

The following table reconciles the net loss as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:


                                           Three months ended        Twelve months ended
                                                August 31                 August 31
(Thousands of US dollars, except per
share amounts)                              2002        2001          2002          2001
----------------------------------------------------------------------------------------------
                                              (unaudited)
Net loss in accordance with Canadian
GAAP                                    $ (32,156)   $ (11,633)   $ (47,465)   $ (54,205)

Tax effect of stock options exercised         (60)         (78)      (1,868)        (346)

Write-off of purchased in-process R&D      (5,300)        --         (5,300)        --

Amortization of purchased in-process
research and development                      883         --            883       30,151

Amortization difference between
Canadian and U.S. GAAP                      6,031        2,235        7,837        7,326

Stock compensation expenses*                4,738       (1,339)         997       (1,694)
----------------------------------------------------------------------------------------------
Net loss in accordance with U.S.
GAAP                                    $ (25,864)   $ (10,815)   $ (44,916)   $ (18,768)
----------------------------------------------------------------------------------------------

Net loss per share

   Basic                                $   (0.11)   $   (0.05)   $   (0.19)   $   (0.08)

   Diluted                              $   (0.11)   $   (0.05)   $   (0.19)   $   (0.08)
----------------------------------------------------------------------------------------------
Weighted average number of shares
(000's):

   Basic                                  236,848      231,938      234,895      230,880

   Diluted                                236,848      231,938      234,895      230,880
----------------------------------------------------------------------------------------------

* Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is currently no equivalent requirement. The comparative figures for the three months and twelve months ended August 31, 2001 have been amended to include the impact of this difference between Canadian and U.S. GAAP.

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002

10.  SUBSEQUENT EVENT

On September 5, 2002, the joint venture in which the Company has a 50% ownership obtained a mortgage commitment from a lender to finance the new building facility in Markham, Ontario. The Company's proportional share of the mortgage is expected to amount to $10.8 million (Cdn. $16.8 million), and the mortgage contemplates having a repayment term of 12 years bearing interest at a rate of 6.96% per annum. The underlying mortgage would be denominated in Canadian dollars. Funding under the mortgage is expected to be received in the first quarter of fiscal 2003.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ATI TECHNOLOGIES INC.


Date:  October 31, 2002                 By:      /s/ Terry Nickerson
                                           -------------------------------------
                                           Name:   Terry Nickerson
                                           Title:  Senior Vice-President,
                                                   Finance and Chief Financial
                                                   Officer